SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
3115

11017816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. WAINWRIGHT + CO. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 VANDERBILT AVE – 12TH Floor
(No. and Street)

NEW YORK (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. AHLFELD 212-856-6220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CBIZ MHM, LLC.
(Name – *if individual, state last, first, middle name*)

1065 AVE OF THE AMERICAS, NEW YORK NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES B. AHLFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. WAINWRIGHT & CO. INC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA CHU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6229043
Qualified in New York County
My Commission Expires 10/4/2014

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2010

"Public"

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

Index

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York , NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
H.C. Wainwright & Co., Inc.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 23, 2011

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$ 4,308,618
Restricted cash (Note 2)	162,531
Due from broker (Note 2)	54,565
Securities owned, at fair value (Note 2)	6,950
Due from parent (Note 5)	111,148
Property and equipment, net (Note 3)	66,076
Other assets	384,863
	$ 5,094,751

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 225,678
Due to affiliate (Note 5)	135,023
Deferred rent liability	71,806
Total liabilities	432,507
Commitments (Notes 5 and 9)	
Stockholder's equity:	
Common stock, $8.84 stated value:	
Authorized - 200,000 shares	
Issued - 100,000 shares	
Outstanding - 95,000 shares	883,863
Additional paid-in capital	22,530,173
Accumulated deficit	(18,653,742)
Treasury stock, at cost - 5,000 shares	(98,050)
Total stockholder's equity	4,662,244
	$ 5,094,751

See accompanying notes.

Note 1 - Description of Business

H.C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent")) was incorporated in Massachusetts in July 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is principally engaged in proprietary trading activities. In September 2010, the Company temporarily suspended trading operations.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

All highly liquid investments with an original maturity from the date of purchase of three months or less are considered to be cash and cash equivalents.

Restricted Cash

Restricted cash represents collateral for a standby letter of credit used as security for a lease for the Company's New York City office space.

Due from Broker

Amounts receivable and payable to the Company's clearing broker for proprietary security transactions that have not reached their contractual settlement date and interest on security positions are recorded on a net basis in due from broker. As of December 31, 2010, the Company has a collateral balance of $2,477, which is included in due from broker.

Securities Transactions

Proprietary securities transactions and related commissions are recorded on a trade-date basis. Securities owned consist of proprietary positions in fixed income securities, equity securities and warrants, and are recorded at fair value. Securities owned may be pledged to the Company's clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations. Securities sold, not yet purchased consist of agreements to sell positions in fixed income securities and are recorded at fair value.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation on computer and office equipment is calculated using the straight-line method over the useful lives of the assets of three to five years. Depreciation on furniture and fixtures is calculated using the straight-line method over the useful lives of the assets of five to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the term of the lease or useful life of the assets, whichever is shorter.

Income Taxes

For federal, state and local income tax reporting purposes, the Company is included in the consolidated income tax returns of its Parent. Accordingly, for financial statement reporting purposes, the Company's current and deferred income taxes are calculated on a stand-alone basis, as if it filed its own federal, state and local income tax returns. Prepaid income taxes are reflected as amounts due from Parent.

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when the realization of net deferred tax assets is not considered more likely than not.

Uncertain income tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of an income tax position is recognized in the financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Income tax positions taken are not offset or aggregated with other positions. Income tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured is reflected as amounts due to the Company's Parent. As of December 31, 2010, the Company did not record a liability for any uncertain income tax positions.

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, restricted cash, due from broker, accounts payable and accrued expenses, and due to affiliate approximate their carrying values due to their short-term nature.

Fair Value Measurements

The Company applies recurring fair value measurements to its securities owned and securities sold, not yet purchased, in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"). In determining fair value, the Company uses a market approach and incorporates assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation techniques. These inputs can be readily observable, market corroborated or generally unobservable internally-developed inputs. Based upon the observability of the inputs used in these valuation techniques, the Company's securities owned and securities sold, not yet purchased, are classified as follows:

- Level 1 - the fair value of securities owned and securities sold, not yet purchased, classified as Level 1 is determined using quoted prices in active markets for identical assets and liabilities that are accessible at the measurement date.

- Level 2 - the fair value of securities owned and securities sold, not yet purchased, classified as Level 2 is determined using: (a) quoted prices in inactive markets for identical assets and liabilities or (b) models and methodologies developed by third parties using observable inputs for identical assets and liabilities at the measurement date.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

- Level 3 - the fair value of securities owned and securities sold, not yet purchased, classified as Level 3 is determined using internally-developed models and methodologies using unobservable inputs, management's own assumptions about market participants, and the best information available in the circumstances including the Company's own data at the measurement date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Restricted stock	$ -	$ 2,478	$ -	$ 2,478
Warrants	-	-	4,472	4,472
	$ -	$ 2,478	$ 4,472	$ 6,950

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2010, which were determined to be Level 3 fair value measurements:

	Beginning Balance	Unrealized Losses	Ending Balance
Securities owned:			
Warrants	$ 38,450	$ (33,978)	$ 4,472

Note 3 - Property and Equipment

Property and equipment is as follows:

Computer and office equipment	$ 358,241
Furniture and fixtures	44,728
Leasehold improvements	97,278
	500,247
Less: Accumulated depreciation and amortization	434,171
	$ 66,076

Note 4 - Income Taxes

The components of the Company's deferred tax assets as of December 31, 2010 are approximately as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 2,219,000
Deferred rent	32,000
Depreciation and amortization on property and equipment	36,000
Alternative minimum tax credit	145,000
Total deferred tax assets	2,432,000
Deferred tax liabilities:	
Unrealized losses on securities	(3,000)
Net deferred tax assets	2,429,000
Valuation allowance	(2,429,000)
	$ -

As of December 31, 2010, the Company has approximately $4,975,000 in net operating loss carryforwards, which expire in 2018 through 2030. The utilization of such operating loss carryforwards is limited in certain circumstances pursuant to section 382 of the Internal Revenue Code.

During the year ended December 31, 2010, the valuation allowance on net deferred tax assets increased by approximately $2,429,000.

The Parent's income tax returns for the tax years 2007 to 2009 are subject to examination by the Internal Revenue Service.

Note 5 - Related Party Transactions

The Company subleases office space from Victus Capital LLC ("Victus"), an affiliate of the Parent. Under the terms of the sublease agreement, the Company is obligated to pay Victus approximately $428,000 in rent through January 2012 (see Note 9). During the year ended December 31, 2009, the Company made approximately $321,000 in rental payments to Victus. As of December 31, 2010, the Company has approximately $135,000 in due to affiliate related to unpaid rent it is contractually obligated to pay under its sublease agreement.

Note 5 - Related Party Transactions (Continued)

The Company has a consulting arrangement with a member of its Board of Directors (the "Member") which obligates the Company to make monthly payments of $10,000 to the Member for coordinating certain business opportunities. The arrangement continues indefinitely until terminated by either party. During the year ended December 31, 2010, the Company made $80,000 in payments to the Member under this arrangement. The Member agreed to suspend payments required under the arrangement during the period October 2010 through December 2010 as a result of the temporary suspension in the Company's trading activities.

The Company has a due from parent balance of approximately $111,000 relating to prepaid income taxes.

Note 6 - Defined Contribution Plan

The Company provides all eligible employees with a defined contribution plan under section 401(k) of the Internal Revenue Code. Contributions under the plan provide for a discretionary employer matching contribution not to exceed 6% of an employee's compensation for the plan year subject to Internal Revenue Code limitations.

Note 7 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counterparty.

The Company frequently maintains balances at banks in interest bearing accounts that are in excess of the Federal Deposit Insurance Corporation limit, which is $250,000 per institution through December 31, 2013.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $4,094,361, which exceeded the minimum requirement of $100,000 by $3,994,361. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

Note 9 - Commitments

The Company subleases office space from Victus under a non-cancellable operating lease that expires in 2012 (see Note 5). Future minimum annual rental payments under this lease as of December 31, 2010 are as follows:

Year Ending December 31,	
2011	$ 394,000
2012	34,000
	$ 428,000

Note 10 Subsequent Events

On February 1, 2011, the Company paid a dividend of $1,100,000 to its Parent.

The Company evaluated its statement of financial condition for subsequent events through February 23, 2011, the date the statement of financial condition was available to be issued, and determined that other than the above-mentioned event, no events or transactions occurred which were required to be disclosed in the statement of financial condition.

SUPPLEMENTARY INFORMATION

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c-3-1
of the Securities and Exchange Commission
December 31, 2010

Net capital:	
Total stockholders' equity	$ 4,662,244
Deductions:	
Restricted cash	162,531
Petty cash	500
Securities owned with no ready market	6,950
Due from parent	111,148
Property and equipment, net	66,076
Other assets	134,863
	482,068
Net capital before haircuts on securities	4,180,176
Haircuts on securities held	(85,815)
Net capital	$ 4,094,361
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 225,678
Due to affiliate	135,023
Deferred rent liability	71,806
Total aggregate indebtedness	$ 432,507
Computation of net capital requirement:	
Minimum capital required	$ 100,000
Excess net capital at 1,500 percent	$ 3,994,361
Excess net capital at 1,000 percent	$ 4,051,110
Ratio of aggregate indebtedness to net capital	0.11 to 1

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c-3-1
of the Securities and Exchange Commission (Concluded)
December 31, 2010

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010):

Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 4,094,361
Net capital per above	$ 4,094,361